February 11, 2008
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	MAKO Surgical Corp. Registration Statement on Form S-1 Filed September 19, 2007 File No. 333-146162
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 3:00 p.m. Eastern Time on Wednesday, February 13, 2008 or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Sincerely, MAKO SURGICAL CORP.
By:	/s/ Maurice R. Ferré, M.D.
	Name:	Maurice R. Ferré, M.D.
	Title:	President and Chief Executive Officer